Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

January 17, 2020

VIA EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3561

Re:	Fathom Holdings Inc.

Draft Registration Statement on Form S-1

Submitted November 12, 2019

CIK No. 0001753162

Ladies and Gentlemen:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated December 6, 2019, regarding the above-referenced confidential DRS filing of our client Fathom Holdings Inc., Cary, North Carolina (the “Company” or “Fathom”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). Concurrently with the submission of this comment response letter, the Company is publicly filing its registration statement on Form S-1. This letter sets forth each comment contained in your letter dated December 6, 2019 and, following the comment, the Company’s response. The Staff’s comment is repeated in italics, and the Company’s response follows in ordinary type.

Draft Registration Statement on Form S-1 Submitted November 12, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act, have been presented by the Company, or anyone authorized to act on the Company’s behalf, to potential investors. To the extent the Company presents any such written communications to potential investors hereafter, the Company will supplementally provide the Staff with copies of any such written communications.

Securities and Exchange Commission

January 17, 2020

2. We note that you intend to apply to have your common stock quoted on the OTC Markets. Please identify which OTC Market you are applying for quotation on.

The Company acknowledges the Staff’s comment, and informs the Staff, as I conveyed in a voicemail to Jonathan Burr of the Staff, that the Company has, after meeting with investment firms, decided not to pursue its prior plan to be quoted on the OTC Markets and instead has decided to pursue an underwritten initial public offering (“IPO”) and list its shares on either Nasdaq or the NYSE MKT. The Company has revised the registration statement to reflect a fully underwritten public offering.

3. We note on page 64 that you have engaged financial advisors regarding this offering. Please identify the financial advisors and revise the plan of distribution to disclose your relationship with each advisor.

See our response to comment 2. The Company has revised the registration statement to reflect a fully underwritten public offering and to disclose that it has engaged Roth Capital Partners, LLC as its underwriter. The Company has revised the registration statement to include an Underwriting section beginning on page 75.

4. We note the reference in Exhibit 10.4 to an initial coin offering by your affiliate IntelliAgent, LLC. Please advise us of your plans with respect to such offering, including the timing and exemption you anticipate using.

The Company respectfully advises the Staff that IntelliAgent, LLC, currently has no plans to pursue an initial coin offering. Furthermore, if IntelliAgent were to ever pursue an initial coin offering, the Company and IntelliAgent would comply with all applicable securities laws and Commission rules.

Cover Page

5. We note the statement on the cover page and page 71 that no public market currently exists for your common stock. You also state that no market may develop and purchasers “may be receiving an illiquid security.” It is unclear how this secondary at-the-market offering includes an offering price as required by Item 501(b)(3) of Regulation S-K given that your shares are not listed or quoted on an established public trading market. Please revise to provide a fixed price for your offering. If you seek to have your shares quoted on the OTC QB or OTC QX, the offering may convert from the fixed price to prevailing market prices or privately negotiated prices only after your shares become quoted on either the OTC QB or OTC QX.

See our response to comment 2. The Company, as requested, has revised the prospectus cover page to provide a fixed price for the offering.

Securities and Exchange Commission

January 17, 2020

6. In this regard, we note disclosure on the cover page, pages 23-24 and the Plan of Distribution suggesting that you seek to conduct a direct listing. For example, we note references to “direct registration,” “the designated market maker,” “initial listing price,” and “buy orders … matched with sell orders at a single price.” As the OTC Markets do not involve designated market makers or issuers listing their own stock or directly applying to have it quoted, please revise to eliminate discussion of terms that do not apply to your target market. Instead please revise to address the process by which a dealer may begin quotations consistent with Exchange Act Rule 15c2-11.

See our response to comment 2. The Company, as requested, has revised the cover page and the remainder of the registration statement to reflect an IPO and replace the Plan of Distribution section with an Underwriting section beginning on page 75.

Management’s Discussion and Analysis, page 30

7. We note the reference on page 31 to an equity incentive program and “Agent Equity Ownership” program where all of your agents can receive common stock grants. Please clarify whether such issuances are pursuant to this registration statement or otherwise.

The Company respectfully advises the Staff that the equity incentive program and the “Agent Equity Ownership” program are not pursuant to this registration statement. Such grants are made pursuant to approved equity plans, to date exempt from registration under the Securities Act by virtue of compliance with Rule 701 promulgated thereunder, and going forward the Company intends to register the shares subject to such plans, on a Form S-8, when and if it becomes eligible to use that form. The Company has modified its disclosure on page 71 of the registration statement to clarify this point.

8. We note the going concern disclosure on page 37 and your history of negative cash flows. Please revise Liquidity and Capital Resources on page 35 to quantify your available cash and indicate the course of action you have taken or propose to take to remedy the material deficiency.

The Company acknowledges the Staff’s comment and has revised its disclosure on Liquidity and Capital Resources on page 36 to quantify the Company’s available cash and to indicate the course of action the Company has taken and proposes to take to remedy the material deficiency.

Selling Shareholders, page 64

9. We note the row in the table for “766 other selling shareholders.” Please revise to name individual shareholders. See Item 507 of Regulation S-K.

In the shift to an underwritten IPO the Company and it underwriters have determined that there will only be one potential selling stockholder, Glenn Sampson, who is listed in the registration statement.

Securities and Exchange Commission

January 17, 2020

Description of Capital Stock, page 65

10. Please revise this section to address your options and warrants.

The Company, as requested, has modified its Description of Capital Stock on page 68 to address the Company’s options. The Company does not have any outstanding warrants prior to the consummation of this offering.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

11. Your disclosure indicates the transaction price is based on your portion of the agreed upon commission rate. Please expand your disclosure under this heading and under Critical Accounting Policies on page 37 to clarify the reference to your portion of the agreed upon commission rate; specifically, please clarify what is included in the transaction price when you act as a seller’s agent and a portion of your commissions are paid to a buyer’s agent.

The Company acknowledges the Staff’s comment and has revised its disclosure under Note 2, Summary of Significant Accounting Policies, Revenue Recognition on page F-10 and under Critical Accounting Policies, Revenue Recognition on page 39 to clarify the reference to the Company’s portion of the agreed upon commission rate.

Item 15. Recent Sales of Unregistered Securities, page II-2

12. We note the statement on page 1 that benefits to your agents include “equity in [y]our Company.” Please revise where appropriate or advise us why you do not address equity issuances to agents on page II-2. Please also revise or advise why you do not address the Exchange Transactions discussed on page 30.

The Company acknowledges the Staff’s comments and has revised its Recent Sales of Unregistered Securities disclosure on page II-2 regarding equity in our Company and the Exchange Transactions.

*  *  *  *

In connection with the above response, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 17, 2020

We appreciate your responsiveness to date and assistance in helping the Company to enhance the quality of the disclosure contained in its registration statement. As I stated to Mr. Burr in a voicemail, we hope to work through any additional Staff comments quickly enough to be able to have the registration statement ready to be declared effective as early as the second week of February.

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (919) 865-2805. Thank you.

Sincerely,

/s/ Donald R. Reynolds

cc:	Marco Fregenal

Ali Panjwani